Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial and Operating Results
for First Quarter, 2008;Revenues Up 48%, Production Up 3%
Teleconference Scheduled for Thursday, May 15, 10 AM PDT

Vancouver, Canada – May 14, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announced today its financial and operating results for the First Quarter 2008.  The financial results are expressed in US dollars (US$) and are based on Canadian generally accepted accounting practices.  For a more detailed review, shareholders can view the complete financial statements and management discussion and analysis at the Company’s website, www.edrsilver.com and on the SEDAR website, www.sedar.com ..

Highlights Q1 2008

•	Mineral sales jumped by 48% to $10.7 million compared to Q1 2007.

•	Silver production rose by 3% to 505,000 oz compared to Q1 2007.

•	Mine operating earnings remained constant at $2.7 million compared to Q1 2007.

•	Cash costs were $10.01 per oz, sharply higher than Q1 2007, but 10% lower than Q4 2007.

•	Extended Porvenir Mine ore-body by drilling at Guanacevi Mines project in Durango.

•	Discovered new “3785” gold-silver mineralized zone by drilling at Guanajuato Mines project.

•	Acquired new “Navegantes” silver properties near the Parral project in Chihuahua.

•	Announced new appointments to management team.

Bradford Cooke, Chairman and CEO, commented, “Endeavour successfully reduced its cash costs and advanced its numerous capital expansion and upgrade projects in Q1 2008. Silver production and cash costs are expected to improve slightly in the 2nd quarter as various capital projects are completed. The Company’s expansion and upgrade programs should significantly impact production output and costs in the second half of the year. Management also anticipates reporting on substantial progress from its exploration and acquisition programs in Mexico over the next two quarters. Endeavour currently has four drills working on three of its silver projects”.

The Company realized mineral sales of $10.7 million and Mine operating earnings of $2.6 million from its mining and milling operations for the First Quarter ended March 31, 2008. Endeavour’s average realized silver price was $18.12 per oz sold in Q1, 2008, 33% higher than Q1, 2007, which explains the jump in mineral sales.  Cost of sales was $6.6 million and depreciation and depletion of $1.5 million.

The Operating Loss for the three months ended March 31, 2008 was $1.8 million after Exploration costs of $2.1 million, General and Administrative costs of $1.4 million and Stock Based Compensation costs of

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$1.0 million.  The Loss Before Taxes for the three months ended March 31, 2008 was $1.4 million after Foreign Exchange Loss of $0.5 million, a realized gain on marketable securities of $0.7 million and Investment and Other Income of $0.1 million. The Company incurred a Net Loss for the three months ended March 31, 2008 of $2.0 million after Income Tax Provision of $0.6 million.

The cash cost of $10.01 per ounce produced for Q1, 2008 was substantially higher compared to $5.85 per oz in Q1, 2007. The unusually high costs associated with the Guanajuato project, as well as rising costs of labour, fuel, power, parts, equipment and various other supplies, were responsible for the jump in cash costs. The Q1, 2008 cash costs decreased 10% from Q4, 2007 of $11.09 due to a slightly downsized labour force, reduced operations activities and improved costs controls at the Guanajuato project. Guanacevi and Guanajuato are presently incurring additional operating costs as we implement our expansion and efficiency programs.

Silver production for Q1, 2008 was 504,669 ounces compared to 490,986 ounces in Q1, 2007, an increase of 3%. First Quarter plant throughput was 78,157 tonnes at an average grade of 304 gpt silver and 0.71 gpt gold  compared to 47,781 tonnes at an average grade of 427 gpt silver and 0.88 gpt gold during Q1 2007. The plant throughput rate of 854 tonnes per day was 61% higher in Q1, 2008 compared to Q1, 2007 due the Guanacevi expansion program and the addition of the Guanajuato operation. At Guanajuato, all of the safety upgrades should be completed in Q2, 2008 so that the shafts can come back into operation. This should facilitate a tripling of mine output at Guanajuato in Q3 and Q4 2008.

Endeavour invested $3.9 million on capital projects during the quarter, including $1.3 million on plant projects, $0.5 million on mine equipment, $0.3 million on buildings  and $1.8 million for underground mine development.  Most of these investments were made at Guanacevi to facilitate expanded mine output, enhanced plant throughput and metal recoveries. The Company expects to complete the new silver refinery, tailings thickeners and agitation leach circuit expansion in Q2 2008.

Positive exploration drilling results were released for two projects during the 1st quarter, 2008. At the Porvenir Mine in Guanacevi, drilling successfully extended the known silver mineralization of the North Porvenir ore-body to depths exceeding 400 m. Highlights include 1.45 gpt gold and 531 gpt silver (17.8 oz per ton silver equivalents based on a 55:1 silver gold ratio) over 2.1 core length in hole NP 21-7. At the Cebada Mine in Guanajuato, drilling outlined the newly discovered “3785” mineralized zone to the North of the mined-out areas. Highlights include 4.54 gpt gold and 316 gpt silver (16.5 oz per ton silver equivalents) over a 1.7 m core length.

Endeavour also announced the acquisition of an option to purchase the Navegantes silver properties near the Parral project in Chihuahua, Navegantes covers a north-trending swarm of quartz-barite vein over a 1.5 km length that had a history of small scale but very high grade silver production but were never drilled. Management views the Navegantes properties as an attractive opportunity to explore for new high grade silver deposits as part of the Parral project.

In Q1, 2008, Endeavour welcomed three new members to its management team. Dan Dickson, C.A. was appointed interim CFO after joining Endeavour one year ago. Mr. Dickson was previously an assurance manager for a “big four” accounting firm. Christine West, CGA, replaced Dan Dickson as Controller, bringing to Endeavour some 25 years of experience in business, including CFO of a junior mining and exploration company. Richard Downes was appointed Mine Manager of the Guanacevi Mines Project in Durango. Mr. Downes is a career miner who has experience in both operations and management.

A conference call to discuss the Q1, 2008 financial results will be held on at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Thursday, May 15, 2008.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD

To participate in the conference call, please dial the following:

• 1-800-396-7098 Canada & USA (Toll-Free)
• 416-620-3447 Toronto area callers
• No pass code necessary

A replay of the conference call will be available until May 30, 2008 by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800 in the Toronto area. The required pass code is 3260937 followed by the # key.

A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2008	2007

Sales	$10,729	$7,230

Cost of sales	6,567	3,567
Depreciation, depletion and accretion	1,505	959
Exploration	2,083	1,770
General and administrative	1,378	1,567
Stock-based compensation	1,030	317
Operating profit (loss)	(1,834)	(950)

Foreign exchange gain (loss)	(462)	192
Realized gain (loss) on marketable securities	743	-
Investment and other income	143	294

Income (loss) before taxes and other items	(1,410)	(464)
Non-controlling interest	-	(1,483)
Income tax recovery (provision)	(601)	(291)
Income (loss) for the period	(2,011)	(2,238)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	3	388
Reclassification adjustment for gain included in net income	(416)	-
	(413)	388
Comprehensive income (loss) for the period	(2,424)	(1,850)

Basic and diluted loss per share based on income (loss)	$(0.04)	$(0.05)

Weighted average number of shares outstanding	48,995,948	43,077,054

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD

Comparative Table of Consolidated Mine Operations
	Plant T'put	Grade		Recovered ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4

2007	291,561	319	0.87	2,135,484	6,427	70.4	76.8
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8

YTD 2008	78,157	304	0.71	504,669	1,433	66.2	79.8

Q1, 2008 : Q1, 2007	64%	-29%	-19%	3%	40%	-11%	6%

Q1, 2008 : Q4, 2007	-14%	-5%	-16%	-21%	-32%	-3%	-1%

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year: 100% mine ownership April 1, 2008

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9

YTD 2008	68,651	322	0.60	458,624	1,012	64.5	75.9

Q1, 2008 : Q1, 2007	44%	-25%	-32%	-7%	-1%	-14%	1%

Q1, 2008 : Q4, 2007	-1%	-13%	-8%	-16%	-10%	-1%	-1%

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)

Production 2007 Year: Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0.0
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0
YTD 2007	65,266	133	1.47	227,689	2,360	81.5	76.6

Production 2008 Year:

Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7
YTD 2008	9,506	171	1.54	46,045	421	88.1	89.4

Q1, 2008 : Q4, 2007	-56%	10%	3%	-51%	-52%	0%	3%

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(expressed in thousands of US dollars)

	March 31,	December 31,
	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$14,861	$16,577
Marketable securities	2,401	3,573
Accounts receivable and prepaids	8,198	7,200
Inventories	2,187	2,916
Due from related parties	63	228
Total current assets	27,710	30,494

Long term deposits	866	877
Long term investments	3,932	3,932
Mineral property, plant and equipment	49,506	46,848
Total assets	$82,014	$82,151

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$5,060	$4,348
Income taxes payable	1,105	781
Total current liabilities	6,165	5,129

Asset retirement obligations	1,613	1,578
Future income tax liability	5,222	5,068

Total liabilities	13,000	11,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 49,026,146 shares (2007 - 48,982,146 shares)	87,515	87,458
Contributed surplus	9,926	8,921
Accumulated other comprehensive income	307	720
Deficit	(28,734)	(26,723)
Total shareholders' equity	69,014	70,376
	$82,014	$82,151

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2008	2007

Operating activities
Loss for the period	$2,011	$2,238
Items not affecting cash:
Stock-based compensation	1,030	317
Depreciation and depletion	1,505	959
Non-controlling interest	-	1,483
Future income tax loss (recovery)	23	(407)
Unrealized foreign exchange loss (gain)	148	(29)
Gain on marketable securities	(743)	-
Net changes in non-cash working capital	684	901
Cash from (used for) operations	636	986

Investing activites
Property, plant and equipment expenditures	(3,897)	(4,581)
Long term deposits	11	-
Investment in marketable securities	(969)	-
Proceeds from sale of marketable securities	2,471	-
Cash used in investing activities	(2,384)	(4,581)

Financing activities
Common shares issued	32	2,892

Cash from financing activites	32	2,892

Decrease in cash and cash equivalents	(1,716)	(703)
Cash and cash equivalents, beginning of period	16,577	31,870
Cash and cash equivalents, end of period	$14,861	$31,167

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD